                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

(Mark one)

/X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarterly period ended               March 31, 1998
                               ------------------------------------------------

                                       or

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------     ----------------------
                                   Commission file number 0-20047

                        Corporate Office Properties Trust
             (Exact name of registrant as specified in its charter)

               Maryland                                    23-2947217
      (State or other jurisdiction of                     (IRS Employer
      incorporation or organization)                    Identification No.)

One Logan Square, Suite 1105, Philadelphia, PA                19103
   (Address of principal executive offices)                 (Zip Code)

       Registrant's telephone number, including area code: (215) 567-1800

                    ----------------------------------------

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:
              Common shares of beneficial interest, .01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. /X/ Yes   / / No

At May 7, 1998, 9,771,083 shares of the Company's Common Shares of Beneficial Interest, $.01 par value, were outstanding.

                                Table of Contents

                                    Form 10-Q

                                                                                                         PAGE

PART I:  FINANCIAL INFORMATION

Item 1:       Financial Statements:
               Consolidated Balance Sheets as of December 31, 1997 and March 31,
               1998 (unaudited)                                                                            3
               Consolidated Statements of Operations for the
               three months ended March 31, 1997 and                                                       4
               1998 (unaudited)
               Consolidated Statements of Cash Flows for the three months ended
               March 31, 1997 and                                                                          5
               1998 (unaudited)
               Notes to Consolidated Financial Statements                                                  6
Item 2:       Management's Discussion and Analysis of Financial Condition and Results of Operations        9


PART II: OTHER INFORMATION

Item 1:       Legal Proceedings                                                                           12
Item 2:       Changes in Securities                                                                       12
Item 3:       Defaults Upon Senior Securities                                                             12
Item 4:       Submission of Matters to a Vote of Security Holders                                         12
Item 5:       Other Information                                                                           13
Item 6:       Exhibits and Reports on Form 8-K                                                            13


SIGNATURES                                                                                                15


PART I. FINANCIAL INFORMATION

ITEM 1. Financial Statements

                        Corporate Office Properties Trust
                           Consolidated Balance Sheet

             (Dollars in thousands, except share and per share data)


                                                                          December 31,           March 31,
                                                                              1997                  1998
                                                                       -------------------- ---------------------
Assets                                                                                          (unaudited)

   Assets:
     Land                                                                   $   38,764           $   38,764
     Buildings and improvements                                                152,945              152,945
     Furniture, fixtures and equipment                                             140                  222
     Less accumulated depreciation                                              (3,224)              (4,201)
---------------------------------------------------------------------- -------------------- ---------------------
       Net investments in real estate                                          188,625              187,730

     Cash and cash equivalents                                                   3,395                2,346
     Tenant accounts receivable                                                     78                   41
     Deferred rent receivable                                                      479                  837
     Deferred financing costs, net                                                 857                  793
     Deposit on acquisitions                                                         -                  600
     Prepaid and other assets, net                                                 100                  309
---------------------------------------------------------------------- -------------------- ---------------------
       Total assets                                                         $  193,534           $  192,656
---------------------------------------------------------------------- -------------------- ---------------------

Liabilities and shareholders' equity
   Liabilities:
     Mortgage loans payable                                                 $  114,375           $  114,301
     Accounts payable and accrued expenses                                         932                1,018
     Rents received in advance and security deposits                               425                  294
     Dividends/distributions payable                                             1,276                1,581
---------------------------------------------------------------------- -------------------- ---------------------
       Total liabilities                                                       117,008              117,194
---------------------------------------------------------------------- -------------------- ---------------------

   Minority interests:
     Preferred Units                                                            52,500               52,500
     Partnership Units                                                          12,362               12,111
---------------------------------------------------------------------- -------------------- ---------------------
       Total minority interests                                                 64,862               64,611
---------------------------------------------------------------------- -------------------- ---------------------

   Commitments and contingencies                                                     -                    -

   Shareholders' equity:
    Common Shares of beneficial interest ($.01 par value;
      45,000,000 authorized 2,266,083 and 2,271,083 shares,
      issued and outstanding at December 31, 1997 and
      March 31, 1998, respectively)                                                 23                   23
    Additional paid-in capital                                                  16,620               16,647
    Accumulated deficit                                                         (4,979)              (5,819)
---------------------------------------------------------------------- -------------------- ---------------------
       Total shareholders' equity                                               11,664               10,851
---------------------------------------------------------------------- -------------------- ---------------------

       Total liabilities and shareholders' equity                           $  193,534           $  192,656
---------------------------------------------------------------------- -------------------- ---------------------


                 See accompanying notes to financial statements

                        Corporate Office Properties Trust
                      Consolidated Statements of Operations

                  (Dollars in thousands, except per share data)
                                   (unaudited)


                                                                     For the three months ended
                                                                              March 31,
                                                                  ----------------------------------
                                                                        1997             1998
                                                                  ----------------- ----------------
Revenues
   Rental income                                                     $  626          $  4,919
   Tenant recoveries and other income                                     7               606
----------------------------------------------------------------- ----------------- ----------------
     Total revenues                                                     633             5,525
----------------------------------------------------------------- ----------------- ----------------

Expenses
   Property operating                                                     6               899
   General and administrative                                            86               299
   Interest expense                                                     308             2,159
   Amortization of deferred financing costs                               3                64
   Depreciation                                                         139               977
   Reformation costs                                                      -               637

----------------------------------------------------------------- ----------------- ----------------
     Total expenses                                                     542             5,035
----------------------------------------------------------------- ----------------- ----------------

Income before minority interests                                         91               490

Minority interests
   Preferred Units                                                        -              (853)
   Partnership Units                                                      -              (136)
----------------------------------------------------------------- ----------------- ----------------

Net income (loss)                                                     $  91            $ (499)
----------------------------------------------------------------- ----------------- ----------------

Earnings (loss) per Share
  Basic and Diluted                                                  $  .06           $  (.22)
----------------------------------------------------------------- ----------------- ----------------


                 See accompanying notes to financial statements.

                        Corporate Office Properties Trust
                      Consolidated Statements of Cash Flows

                             (Dollars in thousands)
                                   (unaudited)


                                                                       For the three months ended
                                                                                March 31,
                                                                       ----------------------------
                                                                           1997          1998
                                                                       ------------- --------------

Cash flows from operating activities:
   Net income (loss)                                                      $  91        $  (499)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
   Minority interests                                                         -            989
   Depreciation                                                             139            977
   Amortization of deferred financing costs                                   3             64
   Other amortization                                                        (6)             -
   Increase in deferred rent receivable                                     (17)          (358)
   Decrease (increase) in other assets                                        1           (172)
   (Decrease) increase in accounts payable, accrued expenses, rents
     received in advance and security deposits                               12            (45)
---------------------------------------------------------------------- ------------- --------------
     Net cash provided by operating activities                              223            956
---------------------------------------------------------------------- ------------- --------------

Cash flows from investing activities:
   Increase in deposit on acquisitions                                        -           (600)
   Purchase of furniture and equipment                                        -            (82)
---------------------------------------------------------------------- ------------- --------------
     Net cash used in investing activities                                    -           (682)
---------------------------------------------------------------------- ------------- --------------

Cash flows from financing activities:
   Proceeds from exercise of stock options                                    -             27
   Dividends/distributions paid                                            (177)        (1,276)
   Repayments of mortgage loans payable                                     (79)           (74)
---------------------------------------------------------------------- ------------- --------------
     Net cash used in financing activities                                 (256)        (1,323)
---------------------------------------------------------------------- ------------- --------------

Net decrease in cash and cash equivalents                                   (33)        (1,049)

Cash and cash equivalents
   Beginning of period                                                      258          3,395
---------------------------------------------------------------------- ------------- --------------
   End of period                                                         $  225       $  2,346
---------------------------------------------------------------------- ------------- --------------


                 See accompanying notes to financial statements.

                        Corporate Office Properties Trust
                   Notes to Consolidated Financial Statements

                  (Dollars in thousands, except per share data)
                                   (unaudited)

         1.       Organization and Formation of Company

         Corporate Office Properties Trust (formerly Royale Investments, Inc.) (the "Company") is a self-administered REIT which focuses on the ownership, acquisition and management of suburban office buildings. The Company was formed in 1988 as a Minnesota corporation. The Company has qualified as a real estate investment trust ("REIT") as defined in the Internal Revenue Code (the "Code"). As of March 31, 1998, the Company's portfolio included 17 commercial real estate properties leased for office and retail purposes.

         On October 14, 1997, the Company acquired a portfolio of 10 properties, representing the Mid-Atlantic suburban office operations of The Shidler Group, a national real estate investment firm (the "Office Properties"). As result of the acquisition, the Company became the sole general partner of and obtained a 20.6946% interest in the Common Units ("Partnership Units") of Corporate Office Properties, L.P. (formerly FCO, L.P.) (the "Operating Partnership"), a partnership formed to acquire and hold partnership interests in partnerships which own the Office Properties (the "Properties Partnerships"). The general partner of the Properties Partnerships is Corporate Office Properties Holdings, Inc. (formerly FCO Holdings, Inc.) ("COP Holdings"), a wholly owned subsidiary of the Company. In addition, the Company became self-administered by terminating its external advisory contract with Crown Advisors, Inc. ("Crown"), and entering into a new management contract with Glacier Realty LLC ("Glacier") for the existing retail properties. The Company accounted for the acquisition of the Office Properties under purchase accounting requirements; therefore, the operating results of the Company for the three months ended March 31, 1998 are not directly comparable to the three months ended March 31, 1997.

         On January 1, 1998, the Company changed its name to Corporate Office Properties Trust, Inc. On March 16, 1998, the Company was reformed as a Maryland real estate investment trust and changed its name to Corporate Office Properties Trust (the "Reformation"). In connection with the Reformation, 45,000,000 common shares and 5,000,000 preferred shares were authorized and each share of common stock was exchanged for one common share of beneficial interest, par $.01 ("Common Share") in Corporate Office Properties Trust. All common stock references in the financial statements have been restated as Common Shares. This restatement had no effect on net operations or the amounts presented as shareholders' equity.

         On April 23, 1998, the Company completed the sale of 7,500,000 Common Shares to the public at a price of $10.50 per share ("the Offering").

         On April 30, 1998, the Company acquired 12 office properties aggregating approximately 815,000 net rentable square feet, using the proceeds from the Offering.

         2.        Summary of Significant Accounting Policies

         The financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In order to conform with generally accepted accounting principles, management, in preparation of the Company's financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 1997 and March 31, 1998, and the reported amounts of revenues and expenses for the three months ended March 31, 1997 and 1998. Actual results could differ from those estimates.

         In the opinion of the Company, all adjustments (consisting solely of normal recurring matters, except for $637 of costs associated with the Reformation) necessary to fairly present the financial position of the Company as of March 31, 1998 and the results of its operations and its cash flows for the three months ended March 31, 1997 and 1998 have been included. The results of operations for such interim periods are not necessarily indicative of the results for a full year. For further information, refer to the Company's financial statements and footnotes thereto included in the Annual Report on Form 10-K for the year ended December 31, 1997.

         Basis of Presentation

         The consolidated financial statements of the Company at December 31, 1997 and March 31, 1998 include the accounts of the Company, the Operating Partnership, and COP Holdings. All intercompany transactions and balances have been eliminated in consolidation. Certain amounts from prior periods have been reclassified to conform to current year presentation. The reclassifications had no effect on net operations or shareholders' equity.

         The Company, as general partner, controls the Operating Partnership; therefore consolidated financial reporting and accounting have been applied. As of December 31, 1997 and March 31, 1998, minority interests represent the 81.14% of the Partnership Units of the Operating Partnership and 100% of the Preferred Units of the Operating Partnership not owned by the Company, each of which include certain interests in the Properties Partnerships retained by the Chairman and the President of the Company ("Retained Interests").

         Summary of Significant Accounting Policies

         Earnings Per Share ("EPS")

         Pursuant to SFAS No. 128, the Company has computed basic and diluted EPS for the three months ended March 31, 1997 and 1998.

The numerator utilized to calculate basic and diluted EPS is the same. The weighted average common shares outstanding for purposes of basic and diluted EPS calculations are as follows (in thousands):


                                            March 31, 1997      March 31, 1998

Weighted average common shares-basic               1,420               2,268
Assumed conversion of stock options                   -                   26
                                                                          --
Weighted average common shares-diluted             1,420               2,294
                                                   =====               =====



         Convertible Preferred Units and convertible Partnership Units could potentially dilute EPS in the future.

         3.       Issuance of Shares and Options

         On March 12, 1998, options to purchase an aggregate of 45,000 shares were granted to an officer and four independent Trustees at a grant price of $12.25 per share. Options relating to 20,000 Common Shares vest one year after the date of grant and options relating to 25,000 Common Shares vest ratably over 3 years following the date of grant. The options expire ten years after the date of grant.

         4.       Related Party Transactions

         The Company had employee advances on the balance sheet in the amount of $14 as of December 31, 1997. All advances were repaid in the quarter ended March 31, 1998.

         An officer and director of the Company is the director of a company that received management fees of $20 in the quarter ended March 31, 1998.

         The Company has a property management agreement with Glacier, a related party, which provides for Glacier to manage the seven net leased retail properties of the Company for a five year term, which term began in 1997, with a minimum fee of $250 per annum. Through March 31, 1998 the Company has paid $63 in connection with this agreement.

         5.       Distributions

         On March 16, 1998 the Company declared a distribution of $.15 per Common Share which was paid on April 15, 1998 to shareholders of record as of March 31, 1998.

         6.       Subsequent Events

         On April 23, 1998 the Company completed the sale of 7,500,000
Common Shares to the public at a price of $10.50 per share ("the Offering"). The Company used the proceeds to acquire 7,500,000 Partnership Units and increase its percentage interest in the Operating Partnership to approximately 75.8%. As discussed below, the majority of the net proceeds of the Offering were used by the Company for investment purposes. Although not exercised as of May 7, 1998, the underwriters have the right to exercise their over-allotment options, which (if exercised) would result in the Company issuing up to an additional 1,125,000 Common Shares at a price of $10.50 per share.

         On April 30, 1998, the Company acquired 12 office properties for an aggregate cash purchase price of approximately $72 million. The properties aggregate approximately 815,000 net rentable square feet.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: real estate investment considerations, such as the effect of economic and other conditions in the market area on cash flows and values; the need to renew leases or release space upon the expiration of current leases, and the ability of a property to generate revenues sufficient to meet debt service payments and other operating expenses; and risks associated with borrowings, such as the possibility that the Company will not have sufficient funds available to make principal payments on outstanding debt or outstanding debt may be refinanced at higher interest rates or otherwise on terms less favorable to the Company.

         The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the accompanying financial statements and notes thereto.

         Results of Operations

         Comparison of the Three Months Ended March 31, 1998 and 1997: Total revenues increased from $.6 million for the quarter ended March 31, 1997 to $5.5 million for the quarter ended March 31, 1998, an increase of $4.9 million or 773%. Of this increase, $4.3 million results from an increase in base rents, substantially all of which is attributable to the acquisition of the Office Properties. Tenant recoveries totaled $.6 million in the first quarter of 1998 as compared to none in the first quarter of 1997 due wholly to tenant recoveries attributable to leases on the Office Properties.

         Total expenses increased from $.54 million for the quarter ended March 31, 1997 to $5.0 million for the quarter ended March 31, 1998, an increase of 829%. Of the total increase of $4.5 million, approximately $3.9 million is attributable to increased interest expense ($1.9 million), increased depreciation and amortization ($.9 million), increased property expenses ($.9 million), and increased general and administrative expenses ($.2 million), primarily as a result of the acquisition of the Office Properties. Further, $.6 million represents costs associated with the Reformation on March 16, 1998.

         Depreciation and amortization increased from $142 for the quarter ended March 31, 1997 to $1.0 million for the quarter ended March 31, 1998, an increase of 633%, as a result of the acquisition of the Office Properties. Interest expense increased from $.3 million in 1997 to $2.2 million in 1998, an increase of 601%, primarily as a result of borrowings associated with the acquisition of the Office Properties, offset slightly by decreased interest expense on the retail properties' mortgages.

         General and administrative expenses increased from $86 for the quarter ended March 31, 1997 to $299 for the quarter ended March 31, 1998 resulting from the conversion of the Company from an externally-advised REIT to a self-administered REIT. During the first quarter of 1998, the Company incurred $637 of costs associated with the Reformation on March 16, 1998. During the fourth quarter of 1997, the Company commenced administrative operations. The Company incurred administrative payroll expenses of $172 and office overhead expenses of $31 during the quarter ended March 31, 1998 not incurred prior to the fourth quarter of 1997.

         As a result of the above factors, income before minority interests increased from $91, for the quarter ended March 31, 1997 to $490 for the quarter ended March 31, 1998. Net income decreased from $91 for the quarter ended March 31, 1997 to a net loss of $499 for the quarter ended March 31, 1998, attributable primarily to the existence of minority interests resulting from the new structure of the Company following the acquisition of the Office Properties and the costs associated with Reformation.

         Liquidity and Capital Resources

         Historically, cash provided from operations represented the primary source of liquidity to fund distributions, pay debt service and fund working capital requirements. The Company expects to continue to meet its short-term capital needs from property cash flow, including all property expenses, general and administrative expenses, dividend and distribution requirements and recurring capital improvements and leasing commissions. The Company does not anticipate borrowing to meet these requirements.

         For the three months ended March 31, 1998, the Company declared distributions totaling $.15 per Common Share amounting to approximately $341. In addition, during this same period the Company's distributions declared to minority interests holding Partnership Units and Preferred Units amounted to $388 and $853, respectively.

         On April 23, 1998, the Company completed the sale of 7,500,000 Common Shares to the Public at a price of $10.50 per share. The Company used the proceeds to acquire 7,500,000 Partnership Units and increase its percentage interest in the Operating Partnership to approximately 75.8%. As discussed below, the majority of the net proceeds of the Offering were used by the Company for investment purposes. Although not exercised as of May 7, 1998, the underwriters have the right to exercise their over-allotment options, which (if exercised), would result in the Company issuing up to an additional 1,125,000 Common Shares at a price of $10.50 per share. Simultaneously with the Offering, the Company became listed on the New York Stock Exchange and began trading under the symbol "OFC".

         On April 30, 1998, the Company acquired 12 office properties for an aggregate cash purchase price of approximately $72 million. The properties aggregate approximately 815,000 net rentable square feet.

         To further meet long-term capital needs, the Company is presently negotiating with Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, one of the Underwriters in the Offering, regarding a $100 million collateralized credit facility, which the Company intends to utilize for acquisitions, renovations, tenant improvements and leasing commissions ("Credit Facility"). Acquisitions may also be financed through net cash provided from operations or equity issuances. There is no assurance that the Company will be able to obtain such Credit Facility or that such Credit Facility will be adequate to fund the Company's acquisition and capital program.

         The Company expects to meet its long term liquidity requirements, such as property acquisitions, scheduled debt maturities, major renovations, expansions, and other non-recurring capital improvements through long-term collateralized indebtedness and the issuance of additional equity securities. The Company intends to finance the acquisition of additional properties through borrowings under the proposed Credit Facility.

         As of March 31, 1998, the Company posted a nonrefundable deposit with an unrelated party totaling $600 in connection with a future acquisition.

         Statement of Cash Flows

         During the three months ended March 31, 1998, the Company generated $956 in cash flow from operating activities (net of nonrecurring Reformation costs of $637), which together with initial cash balances of $3.4 million were used, in part, for (i) deposits on potential acquisitions of $600, (ii) furniture and equipment costs of $82, (iii) distributions to holders of Common Shares, Partnership Units and Preferred Units totaling $1.3 million and (iv) repayments of mortgage loans of $74. As a result, the cash balances decreased by $1.0 million to $2.3 million.

         Funds From Operations

         The Company considers Funds From Operation ("FFO") to be helpful to investors as a measure of the financial performance of an equity REIT. In accordance with NAREIT's definition, FFO is defined as net in-come (loss) computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures and extraordinary and nonrecurring items. FFO does not represent cash generated from operating activities determined in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. Other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently from the Company. FFO for the three months ended March 31, 1997 and 1998, as calculated in accordance with the NAREIT definition published in March 1995, are summarized in the following table (in thousands).


                                                                           Historical
                                                                  Three Months Ended March 31,
                                                                 -------------------------------
                                                                      1997             1998
                                                                 --------------   --------------
        Income before minority interests............              $    91            $    490

        Add: Nonrecurring charge                                        -                 637
        Reformation costs...........................

        Add:  Real estate related depreciation and
        amortization................................                  138                 972

        Less:  Preferred Unit distributions.........                    -                (853)
                                                                 --------------   --------------
        Funds from operations.......................              $   229            $  1,246

        Add:  Preferred Unit distributions..........                   -                  853
                                                                 --------------   --------------

        Funds from operations assuming conversion
        of Preferred Units..........................                  229         $     2,099
                                                                 --------------   --------------

        Weighted average Common Shares/Units
        outstanding(1)..............................                1,420               4,850
                                                                 --------------   --------------
                                                                 --------------   --------------

        Weighted average Common Shares/Units
        outstanding diluted(2)......................                1,420              12,376
                                                                 --------------   --------------
                                                                 --------------   --------------

----------------

 (1) Assumes redemption of all Partnership Units, calculated on a weighted average basis for Common Shares. Includes 282,508 Common Shares issuable upon redemption of Partnership Units issuable upon the conversion of the Retained Interests. Excludes the weighted average effect of the conversion of 186,455 Retained Interests into 186,455 Preferred Units and 1,913,545 Preferred Units, both convertible into an aggregate of 7,499,940 Partnership Units which are, in turn, redeemable for 7,499,940 Common Shares.

(2) Assumes redemption of all Partnership Units, calculated on a weighted average basis for Common Shares. Includes 282,508 Common Shares issuable upon redemption of Partnership Units issuable upon the conversion of the Retained Interests. Includes the weighted average effect of the conversion of 186,455 Retained Interests into 186,455 Preferred Units and 1,913,545 Preferred Units, both convertible into an aggregate of 7,499,940 Partnership Units which are, in turn, redeemable for 7,499,940 Common Shares, and 25,913 shares for the assumed conversion of stock options (using the Treasury stock method).

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

         The Company is not currently involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company (other than routine litigation arising in the ordinary course of business, substantially all of which is expected to be covered by liability insurance).

ITEM 2. Changes In Securities

         Reformation

         On March 16, 1998 the Company was reformed as a Maryland real estate investment trust and changed its name to Corporate Office Properties Trust. In connection with the Reformation, each share of common stock was exchanged for one Common Share in Corporate Office Properties Trust. The Reformation was accomplished by merging Corporate Office Properties Trust, Inc. into a newly formed Maryland subsidiary corporation (the "Maryland Company") which was the surviving corporation of the merger and immediately thereafter merged the Maryland Company into the Company, a newly formed Maryland subsidiary trust, in each case, pursuant to the merger agreement. The Maryland Company was incorporated in Maryland on January 21, 1998 and the Company was formed in Maryland on January 21, 1998, specifically for purposes of the Reformation, and each had conducted no business and had no material assets or liabilities. The Reformation had been accomplished through the Company merger followed by the Trust merger because Minnesota law did not permit the direct merger of a Minnesota corporation into a Maryland real estate investment trust. The Maryland Company's and the Company's principal executive offices are each located at One Logan Square, Suite 1105, Philadelphia, Pennsylvania. The Reformation did not result in any change in the Company's business, assets or liabilities and did not result in any relocation of management or other employees.

ITEM 3. Defaults Upon Senior Securities

     None.

ITEM 4. Submission Of Matters To A Vote Of Security Holders

         The following matters were submitted to a vote of security holders during the Company's first quarter.


           (a)  Meeting type and date                Special Meeting of Shareholders held on
                                                     March 12, 1998

           (b)  Directors elected at meeting         Not applicable

           (c)   Description of each matter voted
                 on at meeting

           Resolution to approve the Reformation,    Results of votes
           in which the Company was reformed as a       For                                   1,492,272.912
           Maryland real estate investment trust,       Against or withheld                       7,699.115
           which will be named Corporate Office         Abstentions and broker non-votes          9,185.000
           Properties Trust.
           Resolution to adopt the 1998 long-term    Results of votes
           incentive plan.                              For                                   1,422,037.547
                                                        Against or withheld                      66,037.480
                                                        Abstentions and broker non-votes         21,089.000


ITEM 5. Other Information

      None.

ITEM 6. Exhibits and Reports on Form 8-K

(a)   Exhibits:


            EXHIBIT
              NO.                        DESCRIPTION


              99.1 Audited balance sheets of the Company as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity and cash flow for each of the years in the three-year period ended December 31, 1996 (filed with the Company's Current Report on Form
                        8-K on January 20, 1998 and incorporated herein by reference).

              99.2      Press release dated March 6, 1998 (filed with the
                        Company's Current Report on Form 8-K on March 6, 1998 and incorporated herein by reference).

              2.1 Agreement and Plan of merger, dated January 31, 1998, among Corporate Office Properties, Inc, COPT, Inc. and the Company (filed with the Company's Registration statement on Form S-4 (Commission File No. 333-45649) and incorporated herein by reference).

             3(i).1     Articles of Amendment to Articles of Incorporation dated
                        December 23, 1997 (filed with the Company's Current
                        Report on Form 8-K on January 5, 1998 and incorporated herein by reference).

              4.1 Form of certificate for the Company's Common Shares of Beneficial Interest, $0.01 par value per share (filed with the Company's Registration Statement on Form S-4
                        (Commission File No. 333-45649) and incorporated herein by references).

              16.1      Letter to the Commission from Lurie, Besikof, Lapidus &
                        Co., LLP dated November 4, 1997 (filed with Company's
                        Current Report on Form 8-K on November 6, 1997, and incorporated herein by reference).

              27.1      Financial Data Schedule.



(b)   Reports on Form 8-K

During the three months ended March 31, 1998 and through May 7, 1998 the Company filed the following:

    i. a Current Report of Form 8-K dated January 5, 1998 (Reporting under Items 5 and 7) regarding the Shareholders' approval of the Company's name to Corporate Office Properties Trust Inc.

    ii.a Current Report of Form 8-K dated January 20, 1998 (Reporting under
       Items 5 and 7) regarding the re-audit of the Company's historical financial statements as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 by Coopers and Lybrand, L.L.P. The report of Coopers and Lybrand , L.L.P. was not qualified or modified as to any matter and, except for disclosures of certain subsequent events, there were no changes to the Company's filed report under Part II Item 7 in the 1996 Form 10-KSB.

    iii. a Current Report of Form 8-K dated January 20, 1998 (Reporting under Items 5 and 7) regarding the Company's earnings for the year ended December 31, 1997 and certain other financial information.

    iv.a Current Report of Form 8-K dated January 20, 1998 (Reporting under
       Items 5 and 7) regarding the Reformation of the Company effective March 16, 1998.


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


SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CORPORATE OFFICE PROPERTIES TRUST

Date May 7, 1998               By:   /s/ Clay W. Hamlin, III
                                     -----------------------
                                     Clay W. Hamlin, III
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)


Date May 7, 1998               By:   /s/ Thomas D. Cassel
                                     --------------------
                                     Thomas D. Cassel

                                     Vice President - Finance and Treasurer
                                    (Principal Financial and Accounting Officer)



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